COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA — U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the changes described in Note 1 (transfers of loans), Note 7 (amortization of goodwill), Note 15 (asset and liability method for corporate income taxes) and Note 16 (employee future benefits), or when there is a retroactive adjustment such as that described in Note 26(a) (pension valuation allowance), to the consolidated financial statements as at October 31, 2002 and 2001 and for each of the years in the three-year period ended October 31, 2002. Our report to the shareholders dated December 3, 2002 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ KPMG LLP Chartered Accountants	/s/ PricewaterhouseCoopers LLP Chartered Accountants

Toronto, Canada December 3, 2002